UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Material Fact

In compliance with Paragraph 4 of Article 157 of Law No. 6,404/76 and CVM Instruction No. 358/2002, Banco Bradesco S.A. (Bradesco) hereby informs the market that it is adjusting its guidance for 2016 (New Guidance), as a result of the conclusion of the operation to acquire HSBC Bank Brasil S.A. – Banco Múltiplo (HSBC Brasil), on July 1, 2016.

The New Guidance does not impact the annual result expected based on previous projection.

Additionally, the “Pro Forma” column on the table below informs the joint projection of Bradesco and HSBC Brasil, based on the sum of the banks’ historic data. Data on the “Pro Forma” column is merely illustrative and should not be considered as effective.

		New Guidance	"Pro Forma"
Indicator	Previous Projection	Considering HSBC Brasil as of	Considering HSBC Brasil as of
		the third quarter of 2016	January 2015
Loan Portfolio(1)	-4% to 0%	8% to 12%	-7% to -3%
Individuals	1% to 5%	13% to 17%	0% to 4%
Companies	-7% to -3%	5% to 9%	-9% to -5%
Interest Earning Portion	7% to 11%	13% to 17%	3% to 7%
Fee and Commission Income	7% to 11%	12% to 16%	3% to 7%
Operating Expenses(2)	4% to 8%	12% to 16%	-2% to 2%
Insurance Premiums	8% to 12%	8% to 12%	8% to 12%
ALL Expenses (-) Credits Recovered(3)	(18,000) to (20,000)	(20,000) to (22,500)	(22,500) to (25,000)
(1) Expanded Loan Portfolio
(2) Administrative and Personnel Expenses
(3) R$ Million

Cidade de Deus, Osasco, SP, November 10, 2016.

Banco Bradesco S.A.

Luiz Carlos Angelotti

Executive Managing Officer and

Investor Relations Officer

Should  you  have  any  questions  or  require  further  information,  please  contact:

Mr. Carlos Wagner Firetti, phone 55 11 2194-0921, e-mail: carlos.firetti@bradesco.com.br;

Mrs. Ivani Benazzi de Andrade, phone 55 11 2194-0924, e-mail: ivani.andrade@bradesco.com.br; or

Mr. Carlos Tsuyoshi Yamashita, phone 55 11 2194-0920, e-mail: carlos.yamashita@bradesco.com.br.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 10, 2016

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.